February 18, 2014

VIA EDGAR AND HAND DELIVERY

Ms. Mara L. Ransom

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MidAmerican Energy Holdings Company
Registration Statement on Form S-4
Filed January 13, 2014
File No. 333-193339

Dear Ms. Ransom:

On behalf of MidAmerican Energy Holdings Company (the “Company”), this letter responds to your letter, dated February 11, 2014 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), filed on January 13, 2014. Each comment of the Staff of the Division of Corporation Finance (the “Staff”) is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff appearing in bold type. In order to assist the Staff in its review, we are providing under separate cover a comparison of Amendment No. 1 to the Registration Statement to the original Registration Statement.

General

1.

We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991), and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

In response to the Staff’s comment, the Company has submitted a separate letter to the Staff containing the requested representations.

2.	Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

In response to the Staff’s comment, the Company hereby confirms that: (i) the exchange offer described in the Registration Statement will be open for at least 20 full business days and (ii) the final prospectus will include the expiration date of the exchange offer.

Prospectus Cover Page

3.	Please revise your prospectus cover page to disclose the following:

•	Broker-dealers who receive exchange notes pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such exchange notes; and

•	Broker-dealers who acquired the original notes as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the exchange notes.

Your disclosure in the last paragraph on page i is insufficient in this regard.

The Company has revised the cover page of the prospectus in response to the Staff’s comment.

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

The Exchange Offer, page 3

Exchange Date, page 4

4.	Please revise to state that the issuer will issue the New Notes promptly after expiration rather than after acceptance. Please see Exchange Act Rule 14e-1(c).

The Company has revised page 4 of the prospectus in response to the Staff’s comment.

Expiration Date; Extensions; Termination; Amendments, page 30

5.	Please confirm supplementally that the offer will remain open for at least ten business days following any amendment to the offer that triggers the mandatory extension provisions of Exchange Act Rule 14e-1(b).

In response to the Staff’s comment, the Company confirms that, following any amendment to the exchange offer that triggers the mandatory extension provisions of Rule 14e-1(b), the exchange offer will remain open for at least ten business days from the date that notice of such amendment is published or sent to holders of the initial notes.

6.	Please note that you must disclose all material conditions to the offer and the conditions should be based on objective criteria. In this regard, we note your disclosure on the third full paragraph on page 30 that you reserve the right to “amend the terms of the Exchange offer in any manner.” Please note that the ability to terminate the offer for reasons other than triggering of conditions is usually inappropriate. Revise the language in this section and in the last sentence of the first paragraph on page 35.

The Company has revised pages 4, 30, 34 and 35 of the prospectus in response to the Staff’s comment.

Incorporation of Certain Documents by Reference, page 60

7.	Please provide us with your analysis as to your eligibility to incorporate by reference into the Form S-4.

In response to the Staff’s comment, we summarize the Company’s analysis below.

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Under Form S-4, in order to utilize Items 10 and 11 of that Form, and thereby incorporate certain information by reference, a registrant must (i) meet the requirements of General Instruction I.A. of Form S-3 (the “Registrant Requirements”), and (ii) satisfy one of three separate requirements, including the requirement that non-convertible debt securities are to be offered pursuant to the registration statement on Form S-4 and that the requirements of General Instruction I.B.2. of Form S-3 are met (the “Transaction Requirements”). See General Instruction B.1.a. to Form S-4.

As explained below, the Company believes it satisfies both the Registrant Requirements and the Transaction Requirements and is therefore entitled to rely upon incorporation by reference as permitted in Item 10 and 11 of Form S-4.

Registrant Requirements

As required under General Instruction I.A.1. of Form S-3, the Company is organized under the laws of a State of the United States (Iowa) and has its principal business operations within the United States. General Instruction I.A.2. of that Form also states that the registrant must have a class of securities registered under Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), have a class of equity securities registered pursuant to Section 12(g) of the Exchange Act or be required to file reports pursuant to Section 15(d) of the Exchange Act. The Company does not have a class of securities registered under Sections 12(b) or 12(g) of the Exchange Act. The Company does, however, have an effective registration statement on Form S-8 which it filed in December 2007 and has continuously maintained. The Company has been a reporting company pursuant to Section 15(d) of the Exchange Act since before it filed such Form S-8 registration statement and each year renews its Section 15(d) reporting obligation when it files its annual report on Form 10-K, thereby updating its S-8 prospectus for purposes of Section 10(a)(3) of the Securities Act through incorporation by reference of its Form 10-K. The Company continues to make monthly and other periodic sales of its Deferred Compensation Obligations registered under such Form S-8 registration statement, just as it has since the Form S-8 became effective. The Company intends to continue to maintain its registration statement on Form S-8 for ongoing offers and sales thereunder. As a result, the Company is required to file reports in accordance with Section 15(d) of the Exchange Act.

As required by general instruction I.A.3. of Form S-3, the Company has filed in a timely manner all reports required to be filed pursuant to Sections 13, 14 or 15(d) of the Exchange Act during the twelve calendar months and the portion of the current month immediately preceding the filing of the Registration Statement. The Company has not relied upon Rule 12b-25(b) under Exchange Act.

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Consequently, the Company believes it meets the Registrant Requirements.

Transaction Requirements

The Transaction Requirements of General Instruction I.B.2. of Form S-3 require that one of five alternative conditions set forth in such General Instruction be met. One of those alternative conditions is that the issuer be a “wholly-owned subsidiary” of a “Well-Known Seasoned Issuer” (a “WKSI”).

The Company is a subsidiary of Berkshire Hathaway Inc. (“Berkshire”), a WKSI. While Berkshire does not directly own 100% of the voting securities of the Company, for the reasons discussed below, we believe that the Company is a “wholly-owned subsidiary” of Berkshire, within the meaning of that term under the Securities Act of 1933, as amended (the “Securities Act”).

Discussion of the “Wholly-Owned Subsidiary of a WKSI” Criteria

The term “wholly-owned subsidiary” is defined under Securities Act Rule 405 as “a subsidiary substantially all of whose outstanding voting securities are owned by its parent and/or the parent’s other wholly-owned subsidiaries.” The Securities Act, and the rules and regulations thereunder, do not, however, define “substantially all” for this purpose. In a certain circumstance, the Staff has provided some insight into the parameters of this term, and while we do not believe any of them are controlling, they do indicate that the Securities and Exchange Commission intends for the phrase “substantially all” to comprise far more than a majority, but less than 100 percent, of the voting securities of the subsidiary.

Regulation S-X contains a definition of “wholly-owned subsidiary” which is identical to the definition under Rule 405 of the Securities Act. Like Rule 405, Regulation S-X does not provide any definition for the phrase “substantially all”.

The Staff and the Financial Accounting Standards Board’s Emerging Issues Task Force (“EITF”) have, however, provided some analysis of these terms in connection with pronouncements regarding the application of “push down accounting.” In Staff Accounting Bulletin Topic No. 5.J, New Basis of Accounting Required in Certain Circumstances (and as reported in the EITF’s Issue No. 12-F current project discussing the topic), the Staff has

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

indicated that if, as a result of a purchase transaction an entity becomes “wholly-owned” (which, it is there noted, is defined under Regulation S-X as an entity substantially all of the voting equity of which is held by its parent), its financial statements should be adjusted to reflect the basis of the accounting of the acquiring party. The Staff has provided guidance that pushdown accounting is required when 95 percent or more of an entity’s ownership is acquired and that it is permitted when 80 percent to 95 percent is acquired. SEC guidance has also indicated, according to EITF’s Issue No. 12-F current project, that holdings of investors who both mutually promote the acquisition and collaborate on the subsequent control of the acquired entity should be aggregated for the purpose of determining whether the acquired entity has become substantially wholly-owned. We believe that the approach taken for purposes of determining pushdown accounting treatment is illustrative of the Staff view that judgment – and not an inflexible purely mathematical model – is to be used in applying the term “wholly-owned subsidiary”.

Ownership of the Company’s Voting Securities

Berkshire owns 89.8 percent of the Company’s voting equity, while the remaining 10.2 percent of the Company’s shares of voting equity are owned by Walter Scott, Jr. (and certain family members and related entities) and Gregory E. Abel. Of this 10.2 percent of the shares, more than 5 percent are held directly by Mr. Scott and Mr. Abel. Mr. Abel serves as Chief Executive Officer of the Company, and both Mr. Scott and Mr. Abel are on the Company’s board of directors. As Chief Executive Officer, Mr. Abel serves at the pleasure of the Company’s board of directors, and thus indirectly of Berkshire as the controlling shareholder. Like other members of the board of directors, Mr. Abel and Mr. Scott serve at the pleasure of Berkshire, the controlling shareholder. Neither Mr. Abel nor Mr. Scott have any contractual or other right or entitlement to their respective positions in the Company by virtue of their ownership of such small number of shares of the Company’s voting equity or otherwise. As a result, Berkshire wields complete control of the Company’s voting securities.

Berkshire’s control is also evidenced in the terms of the Shareholders Agreement, dated as of March 14, 2000, as amended to date (the “Shareholders Agreement”), by and among Berkshire, Walter Scott, Jr., the Walter Scott Foundation, the various adult children of Mr. Scott and trusts established for their benefit or controlled by them or Mr. Scott and the various corporations affiliated or associated with any of them (collectively, the “Scott Family Entities”), Gregory E. Abel (the “Management Investor”) and the Company. For example, the Shareholders Agreement provides, among other things, that:

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

•	if any shareholder other than Berkshire wishes to transfer any Company securities to a third party, it must first grant Berkshire the right to purchase all such securities at the price offered by the third party;

•	the Company has the right to call all securities owned by the Management Investor at any time at fair market value, as determined by the parties, or, if no such agreement can be reached, as determined by an independent appraiser (the “Purchase Price”);

•	Mr. Scott, the Scott Family Entities and the Management Investor have the right to put any or all of their securities to Berkshire at any time at the Purchase Price;

•	none of Mr. Scott, the Scott Family Entities or the Management Investor have any veto powers or other ability to block or influence any major decisions or other decisions by the Company in their capacity as a shareholder; and

•	none of Mr. Scott, the Scott Family Entities or the Management Investor have any right to serve on the board of directors of the Company or to nominate any such board members. (Although Mr. Scott and Mr. Abel are currently serving as directors of the Company, they have no contractual right or other ability to ensure that they remain as directors in the future.)

As a result, we believe the Company is a wholly-owned subsidiary of Berkshire and thus satisfies the Transaction Requirements, and thus is eligible to utilize Items 10 and 11 of Form S-4 and rely on incorporation by reference to the extent provided therein.

Item 22. Undertakings, page II-2

8.	Please provide the undertakings required by Item 512(a)(6) of Regulation S-K.

The Company has revised the undertakings on page II-3 in response to the Staff’s comment.

We would be pleased to address any further Staff comments or questions related to the above matters. If the Staff wishes to discuss this letter at any time, please do not hesitate to contact me at (212) 351-2310.

Ms. Mara L. Ransom

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Very truly yours,

/s/ J. Alan Bannister

J. Alan Bannister

Gibson, Dunn & Crutcher LLP

cc:	Gregory E. Abel, Chairman, President and Chief Executive Officer
Patrick J. Goodman, Executive Vice President and Chief Financial Officer
Douglas L. Anderson, Executive Vice President and General Counsel
Peter J. Hanlon, Gibson, Dunn & Crutcher LLP